
May 21, 2018

Linda Masters
President and Chief Executive Officer
Baja Custom Design, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

   Re: Baja Custom Design, Inc.
     Registration Statement Form 10
     Filed April 30, 2018
     File No. 000-55930

Dear Ms. Masters:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed on April 30, 2018

General

1. Please include page numbers with your next filing.

2. You appear to be a shell company, as defined by Rule 12b-2 under the Exchange Act because you appear to have no or nominal operations, assets consisting solely of cash and cash equivalents and nominal other assets. Accordingly, please prominently disclose your shell company status and disclose the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.

3. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective

automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Item 1. Description of Business, page 1

4. We note your business model proposes to import across international borders. Please provide disclosure required by Item 101(h)(4)(ix).

Financial Statements, page F-1

5. Please update the financial statements pursuant to Article 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202)551-3891 or Alfred Pavot, Staff Accountant, at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)551-3464 or Asia Timmons-Pierce, Special Counsel, at (202)551-3754 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction